UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 4, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]       Yes    X          No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: August 4, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

August 4, 2004

Item 3.

Press Release

August 4, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah announces that the Company has been contracted by the U.S. Marine Corps to supply solar-powered LED aviation lights for two air bases in the Middle East.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 4th day of August 2004.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Wednesday, August 4, 2004

(No.2004-08-18)

CARMANAH RECEIVES $1.1 MILLION IN ORDERS

TO SUPPLY AVIATION LIGHTS

Vancouver, British Columbia, Canada – Wednesday, August 4, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company has been contracted by the U.S. Marine Corps to supply solar-powered LED aviation lights for two air bases in the Middle East.  Valued at approximately Cdn $402,000 and Cdn $710,000 (for a total of $1,112,000), both purchases are repeat orders from each air base and are expected to be shipped this quarter.

“Most of our significant aviation contracts to-date have been with new customers.  These repeat orders provide strong confirmation that our lights are reliable, durable and offer a viable alternative to hardwired traditional airfield lighting,” states Art Aylesworth, Carmanah’s CEO.

Combined, these two orders are for more than 1900 units of Carmanah’s Model 601 and 700 Series Aviation Lights.  Applications at each air base will include runway edge, threshold, taxiway and obstruction lighting.  One of the air bases has been operating a complete Carmanah Portable Solar Airfield Lighting System (PSALS) for approximately 9 months now; the system has functioned flawlessly and entirely maintenance-free under demanding conditions.

Carmanah has now supplied in excess of 9,000 units to more than 50 different air bases in the Middle East, Southeast Asia, and North America.  Customers include the U.S. Army, U.S. Air Force, U.S. Marines, Air National Guard, as well as other international military organizations.

Primary benefits of Carmanah’s unique solar-powered LED lighting technology include reduced capital costs, simple installation, high performance, zero maintenance, proven reliability and night vision goggle (NVG) compatibility.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the aviation, transit, marine, roadway, railway and industrial worksite markets.  The Company currently has more than 90,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com